SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: October, 2006	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: October 20, 2006	By:	/s/ GARY J. DANIEL
		Name:	Gary J. Daniel
		Title:	Senior Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1.	Press Release #06-032 dated October 20, 2006

2.	Material Change Report dated October 20, 2006

NEWS RELEASE FOR IMMEDIATE RELEASE Agrium Reduces Guidance for Second Half of 2006, Fundamentals Remain Strong for 2007	06-032 Date: October 20, 2006 Contact: Investor/Media Relations: Richard Downey Director, Investor Relations Phone (403) 225-7357 Christine Gillespie Investor Relations Manager Phone (403) 225-7437

ALL AMOUNTS ARE STATED IN U.S.$	Contact us at: www.agrium.com

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today it has revised guidance for the second half of 2006 to $0.20 to $0.25 earnings per share, due to a number of issues, primarily in our Wholesale business.
The key reasons for this include:
•	a longer than expected start up of our Vanscoy potash capacity expansion lowering production volumes in the third quarter and the month of October by about 215,000 tonnes relative to previous expectations, thereby temporarily almost doubling average production costs in the third quarter over last year’s level. We expect to be at the new full operating rate by mid-November;
•	production interruptions at a number of our facilities late in the third quarter and in the fourth quarter, including issues with equipment at the Fort Saskatchewan facility which resulted in an accelerated turnaround, as well as an expected accelerated turnaround at the Profertil facility, both previously scheduled in 2007. As a result, we now expect to be able to run these facilities without interruption in 2007;
•	weaker than expected phosphate margins resulting from continued high iron content ore from our Kapuskasing phosphate rock mine and poor phosphate demand. We are focusing on new options to lower our Canadian phosphate costs by early 2007;
•	lower than forecasted domestic North American nitrogen results due to higher cost carryover of ammonia inventory and lower than expected North American nitrogen prices and volumes. Lower gas costs in the fourth quarter are not expected to be reflected in our results until late in the fourth quarter and early 2007;
•	the Kenai, nitrogen facility is expected to shut down October 23, 2006 due to lack of gas supply and will not likely restart until some time in early 2007, resulting in higher fixed cost charges in the fourth quarter;
•	second half retail results are expected to be lower than previously forecast across all product lines;
•	there are approximately $11-million in additional charges expected in the fourth quarter, of which $6-million relates to undiscounted accruals for environmental remediation provisions.

Gas hedging is not expected to adversely impact gas costs or earnings in the second half of 2006 or early 2007. We do not expect Profertil S.A. to be impacted by the Argentine Government’s recent imposition of an export tax on Argentine natural gas exports from the southern province of Tierra del Fuego to Chile, as Profertil S.A. has long-term gas contracts directly with domestic Argentine gas producers.
Agrium believes that the fundamentals for our Wholesale and Retail businesses in 2007 are very positive, despite these short-term items. We remain confident that we will achieve the previously announced synergies from the Royster-Clark acquisition in 2007.
We will provide more information on our third quarter conference call scheduled for November 2, 2006.
Forward-Looking Statements
Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties and various business sensitivities, including those referred to in the management discussion and analysis section of the Corporation’s most recent Annual Report to shareholders as well as those risk factors described in the Corporation’s most recent Annual Information Form, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
The major assumptions in updating our second half guidance include, but are not limited to, the following:
•	the Vanscoy potash mine is assumed to operate at the new expansion capacity rates by mid-November;
•	Wholesale domestic nitrogen margins are expected to be below comparative margins from the second half of 2005;
•	average NYMEX pricing over the second half will not exceed $7.00 per MMBtu and lower gas prices would not significantly benefit margins until late in 2006 or early 2007;
•	nitrogen sales volumes in our key North American markets will be consistent with volumes experienced in the second half of 2005;
•	Kenai nitrogen operations will experience a winter shutdown commencing October 23, 2006 and lasting for the remainder of the year;
•	the timing of the turnaround at Profertil will be advanced from 2007 into the second half of 2006;
•	fall season weather patterns across North America support a normal fertilizer application season;
•	retail results will be slightly lower than 2005;
•	domestic urea demand in the second half of 2006 in Argentina will be approximately ten percent higher than demand levels realized in 2005;
•	the Canadian dollar will average $1.13 per U.S. dollar for the second half of 2006;
•	no significant synergies from the Royster-Clark acquisition are expected until 2007.
Other factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, weather conditions, future prices of nitrogen, phosphate and potash, variability in and regional price differentials in various North American gas prices, the future gas prices and availability at Kenai, the exchange rates for U.S., Canadian and Argentine currencies, South American domestic fertilizer consumption and government policies, China’s urea trade policies and volumes, future fertilizer inventory levels, future nitrogen, potassium and phosphate consumption and crop protection chemical application rates in North America, future crop prices, future levels of nitrogen imports into North America and future additional fertilizer capacity and operating rates, and the potential inability to integrate recent or new business acquisitions as planned or within the time predicted. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.
About Agrium
Agrium Inc. is a leading global producer and marketer of agricultural nutrients, industrial products, and specialty fertilizers, and a major retail supplier of agricultural products and services in both North and South America. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.

Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Agrium Inc. (“Agrium”) 13131 Lake Fraser Drive S.E. Calgary, Alberta T2J 7E8

Item 2.	Date of Material Change

October 20, 2006

Item 3.	News Release

Agrium issued a news release on October 20, 2006 (through CCN Mathews) at Calgary, Alberta which release disclosed the nature and substance of the material change.

Item 4.	Summary of Material Changes

On October 20, 2006, Agrium announced that it revised its guidance for the second half of 2006 to $0.20 to $0.25 earnings per share, due to a number of issues, primarily in its Wholesale business.

Item 5.	Full Description of Material Change

On October 20, 2006, Agrium announced that it revised its guidance for the second half of 2006 to $0.20 to $0.25 earnings per share, due to a number of issues, primarily in its Wholesale business. The key reasons for the revised guidance include:
•	a longer than expected start up of our Vanscoy potash capacity expansion;

•	production interruptions at a number of our facilities late in the third quarter and in the fourth quarter;

•	weaker than expected phosphate margins resulting from continued high iron content ore from our Kapuskasing phosphate rock mine and poor phosphate demand;

•	lower than forecasted domestic North American nitrogen results due to higher cost carryover of ammonia inventory and lower than expected North American nitrogen prices and volumes;

•	the expected shutdown of the Kenai, nitrogen facility on October 23, 2006 due to lack of gas supply, which will not likely restart until some time in early 2007, resulting in higher fixed cost charges in the fourth quarter;

•	second half retail results are expected to be lower than previously forecast across all product lines; and

•	approximately $11-million in additional charges expected in the fourth quarter, of which $6-million relates to undiscounted accruals for environmental remediation provisions.

Item 6.	Reliance on subsection 7.1(2) and (3) of National instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Bruce G. Waterman, Senior Vice President, Finance & Chief Financial Officer may be reached at 13131 Lake Fraser Drive S.E., Calgary, Alberta, T2J 7E8, or by phone at (403) 225-7000.

Item 9.	Date of Report

Dated at Calgary, Alberta the 20th day of October, 2006.